Exhibit 99.2

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, Texas 77027

October 23, 2026

Red Robin Gourmet Burgers, Inc.

10000 E. Geddes Avenue, Suite 500

Englewood, Colorado 80112

Attention: Dave Pace

Dear Mr. Pace:

Reference is made to Section 1(j) of the Cooperation Agreement, dated as of December 3, 2024, by and among Red Robin Gourmet Burgers, Inc., a Delaware corporation (the “Company”), the entities and persons listed on Exhibit A thereto (the “JCP Parties”) and the entities and persons listed on Exhibit B thereto (the “Jumana Parties”), and amended on February 13, 2026 (the “Cooperation Agreement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Cooperation Agreement.

Pursuant to Section 1(j) of the Cooperation Agreement, the JCP Parties hereby acknowledge and agree that James C. Pappas, the JCP Designee, has notified the Company of his intent to resign from the Board and the JCP Parties hereby irrevocably waive any right to have a Replacement Investor Designee appointed to Board. The JCP Parties further acknowledge and agree that by irrevocably waiving any right to have a Replacement Investor Designee appointed to the Board, the rights and obligations of the Company and the JCP Parties under Section 1 of the Cooperation Agreement shall terminate with respect to the JCP Parties as of the date hereof and all other provisions of the Cooperation Agreement shall remain in full force and effect with respect to the JCP Parties until terminated in accordance with the terms of the Cooperation Agreement.

Sincerely,

JCP INVESTMENT MANAGEMENT, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member